New Brunswick

Canada
PROVINCE OF NEW BRUNSWICK
BUSINESS CORPORATION ACT
CERTIFICATE OF AMENDMENT
(SECTION 26, 117)


Name of Corporation/Consoltex Inc.
Corporation Number/510854

I HEREBY CERTIFY that the Articles of the above-mentioned corporation were amended
(a)under Section 11 of the Business Corporations Act in accordance with the attached notice;
(b)under Section 26 of the Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares;
(c)under Section 117 of the Business Corporations Act as set out in the attached Articles of Amendment; or
(d)under Section 132 of the Business Corporations Act as set out in the attached Articles of Reorganization.

Director
Date of Amendment 12:01 a.m. January 3, 2000
Date de modifications

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NEW BRUNSWICK


NEW BRUNSWICK
BUSINESS CORPORATINS ACT
FORM 3
ARTICLES OF AMENDMENT
(SECTION 26,116)

1- NAME OF CORPORATION
CONSOLTEX GROUP INC.
GROUPE CONSOLTEX INC.

2- CORPORATION NO.
510854

3- THE ARTICLES OF THE ABOVE MENTIONED CORPORATION ARE AMENDED AS FOLLOWS:

The name of the corporation be and is hereby changed to "Consoltex Inc."

Date     	DECEMBER 24, 1999
Signature  	SUZANNE CRAWFORD
Description of Office - Description du bureau
VICE-PRESIDENT, LEGAL AFFAIRS AND CORPORATE SECRETARY

FOR DEPARTMENT USE ONLY:
Filed -
FILED/JAN 03 2000

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